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                   South Carolina Community Bancshares, Inc.

                       Securities and Exchange Commission

                             Washington, DC  20549



                                  Form 12b-25



                           SEC File Number: 0-24476
                           CUSIP Number: 83689P-10-8


                          NOTIFICATION OF LATE FILING
                                  (Check One)

                [  ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F

                      [X]  Form 10-QSB  [  ]  Form N-SAR


                    For the Quarter Ended December 31, 1996
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PART I - REGISTRANT INFORMATION

     Full Name of Registrant:

     South Carolina Community Bancshares, Inc.
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     Address of Principal Executive Office (Street and Number):

     100 S. Congress Street
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     City, State and Zip Code:

     Winnsboro, South Carolina
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PART II - RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)  The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the proscribed due date; and

     (c) The accountant's statement or other exhibits required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why the form 10-Q could not be filed within the prescribed time period.

     Due to a computer conversion, and given the branch acquisition that was consummated during the quarter, there have been delays in finalizing the financial data for the quarter ended December 31, 1996.
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PART IV - OTHER INFORMATION

     (1) name and telephone number of person to contact in regard to this notification:

Mr. Alan W. Pullen                 (803)            635-5536
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(Name)                          (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      [X]  Yes    [   ]  No

     (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      [ ]  Yes    [ X ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                   South Carolina Community Bancshares, Inc.
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                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date February  14, 1997                         By   /s/ Alan W. Pullen
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                                                   Alan W. Pullen
                                                   President